                                                                   Exhibit 99

                          Agouron Pharmaceuticals, Inc.
                         Important Factors Regarding
                          Forward-Looking Statements


The following factors, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this report and presented elsewhere by management from time to time. Reference is also made to the "Risk Factors" described in the Company's Prospectus dated September 15, 1995.

Uncertainty of Product Development: The Company has not yet completed the development of any products and does not expect to have any products commercially available until calendar 1997, if at all. There can be no assurance that further research and development will be successful or will result in drugs that will qualify for approval by regulatory authorities for commercial sale.

Uncertainty Associated with Clinical Testing: Historical results of clinical testing of VIRACEPT (TM) and THYMITAQ (TM) are not necessarily predictive of future results. There can be no assurance that clinical studies of products under development will demonstrate the safety and efficacy of such products. The failure to adequately demonstrate the safety and efficacy of a therapeuticproduct could delay or prevent regulatory approval of the product.

There can be no assurance that unacceptable toxicities or side effects will not occur at any time in the course of human clinical trials or commercial use of the Company's drugs. The appearance of any such unacceptable toxicities or side effects could interrupt, limit, delay or abort the development of any of the Company's drugs or, if previously approved, necessitate their withdrawal from the market. Futhermore, there can be no assurance that disease resistance will not limit the efficacy of VIRACEPT. Delays in planned patient enrollment in the Company's current clinical trials or future clinical trials may result in increased costs, program delays or both.

History of Operating Losses: The Company has not generated revenues from the commercialization of any products and expects to incur substantial net operating losses for the next few years. There can be no assurance that the Company will ever achieve product revenues or profitable operations.

Additional Financing Requirements and Access to Capital: Additional funding may be required before the commercialization of any products. No assurance can be given that additional financing will be available when needed or on terms acceptable to the Company. If adequate funds are not available, the Company may be required to delay or eliminate expenditures for certain of its programs or to license third parties to commercialize products or technologies that the Company would otherwise seek to develop and commercialize itself.

Dependence on Others: The Company's strategy for development and commercialization of certain of its products entails entering into various arrangements with corporate partners, licensees and others. There can be no assurance that any revenues or profits will be derived from such arrangements, that any of the Company's current strategic arrangements will be continued, or that the Company will be able to enter into future collaborations.

Lack of Manufacturing Capabilities: The Company has not yet manufactured its product candidates in commercial quantities under current Good Manufacturing Practices. No assurance can be given that the Company, on a timely basis, will be able to make the transition to commercial production successfully or be able to arrange for contract manufacturing.

Lack of Sales and Marketing Capabilities: The Company has no experience in the sales, marketing and distribution of pharmaceutical products. There can be no assurance that the Company will be able to establish sales, marketing and distribution capabilities or make arrangements with its collaborators, licensees or others to perform such activities or that such efforts will be successful.

Patents and Proprietary Technology: No assurance can be given that the Company's patent applications will issue as patents or that any patents that may be issued will provide the Company with adequate protection for the covered products or technology. Additionally, there can be no assurance that the Company's confidentiality agreements will adequately protect its trade secrets, know-how or other proprietary information. Further, there can be no assurance that the Company's activities will not infringe on the patents or proprietary rights of others or that the Company will be able to obtain licenses to any technology that it may require to conduct its business or that, if obtainable, such technology can be licensed at a reasonable cost.

Technological Change and Competition: There can be no assurance that competitors will not succeed in developing technologies and products that are more effective than any which have been or are being developed by the Company or which would render the Company's technology and products obsolete and noncompetitive. Many of the Company's competitors have substantially greater financial and technical resources and production, marketing and development capabilities and experience than the Company. Accordingly, certain of the Company's competitors may succeed in obtaining regulatory approval for products more rapidly or effectively than the Company. If the Company commences commercial sales of its products, it will also be competing with respect to manufacturing efficiency and sales and marketing capabilities, areas in which it currently has no experience.

Volatility of Stock Price: The market price of the Common Stock has in recent years fluctuated significantly, and it is likely that the price of Common Stock will fluctuate in the future. Announcements by the Company or others regarding its existing and future collaborations, results of clinical trails, scientific discoveries, technological innovations, commercial products, patents or proprietary rights or regulatory actions may have a significant adverse effect on the market price of the Common Stock. Fluctuations in financial performance from period to period also may have a significant impact on the market price of the Common Stock.